April 2, 2019

Marie Tedesco
Chief Financial Officer
Beasley Broadcast Group Inc.
3033 Riviera Drive
Suite 200
Naples, Florida 34103

       Re: Beasley Broadcast Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 000-29253

Dear Ms. Tedesco:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.



Form 10-K for Fiscal Year Ended December 31, 2018

Financial Statements
(5) FCC Broadcasting Licenses, page 40

1. We note in the asset exchange disclosed in Note 3, the assets given up included the FCC broadcasting license. Please explain to us why the rollforward schedule of the FCC
      Broadcasting Licenses balance in Note 5 does not reflect the loss of a license in the asset exchange.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Marie Tedesco
Beasley Broadcast Group Inc.
April 2, 2019
Page 2

        You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
S. Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.



                                                        Sincerely,
FirstName LastNameMarie Tedesco
                                                        Division of Corporation
Finance
Comapany NameBeasley Broadcast Group Inc.
                                                        Office of
Telecommunications
April 2, 2019 Page 2
cc:       Caroline Beasley
FirstName LastName